FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Year End Financial Results

Vancouver, Canada, May 30, 2017, Leading Brands, Inc. (NASDAQ: LBIX) announces results for its 2016 fiscal year, which ended February 28, 2017. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000 and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Net loss from continuing operations for the 2016 Fiscal Year was $(3,103,000) or $(1.10) per share [$(1.10) fully diluted] versus a net loss of $(3,920,000) or $(1.36) the prior year. Net loss from discontinued operations for the 2016 Fiscal Year was $(3,406,000) or $(1.21) per share [$(1.21) fully diluted] versus a net income of $2,616,000 or $0.91 the prior year. Gross Revenue from continuing operations for the year increased 43.8% to $1,718,000 from $1,195,000.

These losses primarily arose from the discontinuance of the Company’s hot-fill co-packing business and disposition of its plant equipment.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	FY 2016	FY 2015
Net Income (Loss) from continuing operations	$(3,103,000)	$(3,920,000)
Add back SBC	-	105,000
Net income (Loss) before SBC	$(3,103,000)	$(3,815,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	FY 2016	FY 2015
Net Income (Loss) per share from continuing operations	$(1.10)	$(1.36)
Add back SBC per share	-	0.04
Net Income (Loss) per share before SBC	$(1.10)	$(1.32)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY 2016	FY 2015
Net Income (Loss) from continuing operations	$(3,103,000)	$(3,920,000)
Add back:
Interest, net	-	(5,000)
Depreciation and Amortization	208,000	229,000
Non-cash stock based compensation	-	105,000
Non-cash income tax expense	-	-
Total Add Backs	208,000	329,000
EBITDAS	$(2,895,000)	$(3,591,000)

EBITDAS per share reconciles to earnings per share as follows:

	FY 2016	FY 2015
Net Income (Loss) per share from continuing operations	$(1.10)	$(1.36)
Add back:
Interest	-	-
Depreciation and Amortization	0.07	0.08
Non-cash stock based compensation	-	0.04
Non-cash income tax expense (recovery)	-	-
EBITDAS per share	$(1.03)	$(1.24)

Gross margin percentage from continuing operations for the fiscal year was (11.3%), increased from (19.2%) in the same period last year. Gross margin percentage from continuing operations, excluding slotting fees, was 2.4% compared to 5.4% for the previous fiscal year.

Discounts, rebates and slotting fees were $505,000 in 2016, up from $400,000 the prior year. SG&A expenses dropped to $3,054,000 from $3,612,000 in the previous year.

The Company paid $140,000 to repurchase 57,425 of its common shares at an average price of USD $1.86 per share during fiscal 2016.

As at February 28, 2017 the Company had free cash of $4,315,000.

As at February 28, 2017 the Company had outstanding 2,802,412 common shares.

As we announced in April 2015, management continues to explore new strategic opportunities to enhance shareholder value.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

This news release is available at www.LBIX.com
 # # #
(table follows)

Leading Brands, Inc.
Consolidated Statements of Comprehensive Income (loss)
(Expressed in Canadian Dollars)

For the year ended	Feb. 28, 2017	Feb. 29, 2016

Gross Sales	$1,717,521	$1,194,796

Less: Discounts, rebates and slotting fees	(504,992)	(400,255)

Net Sales	1,212,529	794,541

Expenses (income)
Cost of sales (excluding depreciation shown separately below)	1,349,734	946,909
Selling, general and administrative	3,054,182	3,612,461
Depreciation of property, plant, equipment and intangible asset	207,993	229,347
Foreign exchange (gain) loss	(2,916)	9,865
Interest income	-	(4,900)
Change in fair value of derivative liability	(13,638)	(81,317)
Loss (gain) on disposal of assets	(279,505)	1,757

	4,315,850	4,714,122

Loss before income tax	(3,103,321)	(3,919,581)

Income tax provision (recovery)	-	-

Net income (loss) from continuing operations	$(3,103,321)	$(3,919,581)

Net income (loss) from discontinued operations	$(3,406,368)	$2,616,297

Net and Comprehensive income (loss)	$(6,509,689)	$(1,303,284)

Basic earnings (loss) per common share
Continuing operations	$(1.10)	$(1.36)
Discontinued operations	(1.21)	0.91
Net basic earnings (loss) per common share	$(2.31)	$(0.45)

Diluted earnings (loss) per common share
Continuing operations	$(1.10)	$(1.36)
Discontinued operations	(1.21)	0.91
Net diluted earnings (loss) per common share	$(2.31)	$(0.45)